SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                               DIRECT INSITE CORP.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                   25457C 20 7
                                 (CUSIP Number)

                                                        copy to:

           Thom Waye                                Kevin W. Waite, Esq.
  Sigma Capital Advisors, LLC            Moomjian, Waite, Wactlar & Coleman, LLP
        800 Third Avenue                          100 Jericho Quadrangle
           Suite 1701                                    Suite 225
   New York, New York 10022                       Jericho, New York 11753



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 19, 2007
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 7 pages
----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No.  25457C 20 7                13D                      Page 2 of 7 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Sigma Opportunity Fund, LLC

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) [ ]
                                                                    (b) [x]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *
   WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER         -0-
  SHARES
  BENEFICIALLY      ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER       -0-
  EACH
  REPORTING         ------------------------------------------------------------
  PERSON WITH       9.   SOLE DISPOSITIVE POWER    -0-

                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER  -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    -0-

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP No.  25457C 20 7                13D                      Page 3 of 7 Pages
-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Sigma Capital Advisors, LLC

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                            (b) [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *
   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------
  NUMBER OF       7.   SOLE VOTING POWER           -0-
  SHARES
  BENEFICIALLY    --------------------------------------------------------------
  OWNED BY        8.   SHARED VOTING POWER         -0-
  EACH
  REPORTING       --------------------------------------------------------------
  PERSON WITH     9.   SOLE DISPOSITIVE POWER      -0-

                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER    -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    -0-

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP No.  25457C 20 7                13D                      Page 4 of 7 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Sigma Capital Partners, LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a) [ ]
                                                                (b) [x]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *

   OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------
  NUMBER OF       7.   SOLE VOTING POWER             -0-
  SHARES
  BENEFICIALLY    --------------------------------------------------------------
  OWNED BY        8.   SHARED VOTING POWER           -0-
  EACH
  REPORTING       --------------------------------------------------------------
  PERSON WITH     9.   SOLE DISPOSITIVE POWER        -0-

                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER      -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   -0-

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    -0-

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     OO- Limited Liability Company

--------------------------------------------------------------------------------

CUSIP No.  25457C 20 7                13D                      Page 5 of 7 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Thom Waye

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a) [ ]
                                                          (b) [x]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *
   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.

--------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER         -0-
  SHARES
  BENEFICIALLY   ---------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER       -0-
  EACH
  REPORTING      ---------------------------------------------------------------
  PERSON WITH    9.   SOLE DISPOSITIVE POWER    -0-

                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER  -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    -0-

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 5. Interest in Securities of the Issuer.

     (a) Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons: -0-
     Percentage: 0%

     (b) 1. Sole power to vote or to direct vote:  -0-
         2. Shared power to vote or To direct vote:  -0-
         3. Sole power to dispose or to direct the  disposition:  -0-
         4. Shared power to dispose or to direct the disposition:  -0-

     (c) In May 2007, Sigma Fund exercised its warrants on a cashless exercise basis and received 646,176 shares of Common Stock upon such exercise. The following sales of shares of Common Stock were effected within the past 60 days of the date hereof by the Reporting Persons.


          Date        Shares         Per Share Price      Aggregate Price
          ----        ------         ---------------      ---------------
         6/19/07     631,176            $1.51                $953,075.76
         5/25/07     1,000              $1.70                $1,700
         5/18/07     2,000              $1.70                $3,400
         5/18/07     2,000              $1.71                $3,420
         5/15/07     1,700              $1.65                $2,805
         5/15/07     800                $1.73                $1,384
         5/15/07     6,000              $1.74                $10,440
         5/15/07     1,500              $1.80                $2,700

     (d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) On June 19, 2007, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2007


                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC
                           BY:      Kevin W. Waite, Authorized Representative

                                    /s/Kevin W. Waite
                                    -----------------------------------------
                                    Kevin W. Waite, Authorized Representative


                                    SIGMA CAPITAL ADVISORS, LLC
                           BY:      Kevin W. Waite, Authorized Representative

                                    /s/Kevin W. Waite
                                    -----------------------------------------
                                    Kevin W. Waite


                                    SIGMA CAPITAL PARTNERS, LLC
                           BY:      Kevin W. Waite, Authorized Representative

                                    /s/Kevin W. Waite
                                    -----------------------------------------
                                    Kevin W. Waite


                                    Thom Waye
                           BY:      Kevin W. Waite, By Power of Attorney

                                    /s/Kevin W. Waite
                                    -----------------------------------------
                                    Kevin W. Waite